Exhibit 21.1

Subsidiaries of Sanara MedTech Inc.

Following is a list of subsidiaries of Sanara MedTech Inc., a Texas corporation, as of December 31, 2021, and the states in which they are organized. The indentation reflects the principal parenting of each subsidiary. The names of particular subsidiaries may be omitted if the unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of the end of the year covered by this report. (See the definition of “significant subsidiary” in Rule 1-02(w) (17 CFR 210.1-02(w)) of Regulation S-X.)

1.	Cellerate, LLC, a Texas a limited liability company
2.	Wound Care Innovations, LLC, a Nevada limited liability company
3.	Sanara Pulsar, LLC, a Texas limited liability company
4.	Sanara Biologics, LLC, a Texas limited liability company
5.	Rochal Technologies, LLC, a Texas limited liability company
6.	United Wound and Skin Solutions, LLC, a Delaware limited liability company
7.	WounDerm, LLC, a Delaware limited liability company
8.	Pixalere Healthcare USA, LLC, a Delaware limited liability company